Exhibit 3.2

20 256 900Q
50510: 563824
Date Filed: 9/12/2000 12:15 PM
Elaine F. Marshall
North Carolina Secretary of State

ARTICLES OF INCORPORATION OF

RBI COMPUTER SOLUTIONS. INC.

The undersigned hereby submits these Articles of Incorporation for the purpose of forming a business corporation under the laws of the State of North Carolina:

1.
The name of the corporation is; BBI COMPUTER SOLUTIONS, INC.

2.
The number of shares the corporation is authorized to issue is 100,000, divided into one class of Common Shares, with the par value of $1.00 per share.

3.
The address of the initial registered office of the corporation in the State of North Carolina is: 79 Battle Creek Road, Horse Shoe, North Carolina 28742; and the name of its initial registered agent at such address is: Brian Riley. (Henderson County)

4.
The name and address of the incorporator is Brian Riley, 79 Battle Creek Road, Horse Shoe, Henderson County, North Carolina 28742.

5.
The number of directors constituting the initial board of directors shall be three (3). The name and address of the persons who are to serve as directors of the first meeting of shareholders, or until their successors are elected and qualified, are:

Brian Riley 79 Battle Creek Road, Horse Shoe, NC 28742
Linda Riley 79 Battle Creek Road, Horse Shoe, NC 28742
Joshua Ian Riley 79 Battle Creek Road, Horse Shoe, NC 28742

6.
The corporation elects to have pre-emptive rights.

7.
All shareholders of the corporation are entitled to cumulate their votes for directors. No amendment shall be made to this article when the number of shares voting against the proposal to amend would be sufficient to elect a director by cumulative voting and such shares are entitled to be voted cumulatively for the election of directors.

8.
These articles will become effective immediately upon filing

                                                                                    _________________________________
BRIAN RILEY - INCORPORATOR